Exhibit 4.3
THE CARLYLE GROUP INC.
INDUCEMENT AWARD
GLOBAL RESTRICTED STOCK UNIT AGREEMENT

Participant:	Date of Grant:
Number of RSUs:
1.    Grant of RSUs. The Carlyle Group Inc. (the “Company”) hereby grants the number of restricted stock units (the “RSUs”) listed above to the Participant (the “Award”), effective as of February 15, 2023 (the “Date of Grant”), on the terms and conditions hereinafter set forth in this agreement (together, the “Award Agreement”). This grant is not made pursuant to the terms of The Carlyle Group Inc. Amended and Restated 2012 Equity Incentive Plan (as amended, modified or supplemented from time to time, the “Plan”), but shall be subject to the terms of the Plan (other than Section 3), as if made thereunder and such terms are incorporated herein by reference and made a part of this Award Agreement. The Award is being granted pursuant to the Nasdaq “inducement award” exception under Nasdaq Listing Rule 5635(c)(4) and all terms and conditions of this Award shall be interpreted and applied consistently with such rule. Each RSU represents the unfunded, unsecured right of the Participant to receive a Share on the delivery date(s) specified in Section 4 hereof.
2.    Definitions. Capitalized terms listed in this Section 2 shall have the meanings set forth below. Capitalized terms not otherwise defined herein shall have the same meanings as in the Plan.
(a)    “Cause” shall have the meaning set forth in the Employment Agreement.
(b)    “Change in Control Period” shall have the meaning set forth in the Employment Agreement.
(c)    “Disability” shall have the meaning set forth in the Employment Agreement.
(d)    “Employment Agreement” shall mean the Employment Agreement by and between the Participant and the Employer (as defined in Section 15 of this Award Agreement) dated February 5, 2023, as amended and/or restated from time to time, or any successor agreement thereto.
(e)    “Good Reason” shall have the meaning set forth in the Employment Agreement.
(f)        “Qualifying Event” shall mean, during the Participant’s Services with the Company and its Affiliates, the Participant’s death or Disability.
(g)    “Special Vesting Event” shall mean, during the Participant’s Services with the Company and its Affiliates, the termination of the Participant’s Services by the Company without Cause or by the Participant for Good Reason (provided that at the time of the relevant termination the Employer did not have grounds to terminate the Participant’s Services for Cause).

(h)    “Tranche” shall mean each of the four installments of the Award that shall vest ratably on the applicable Vesting Date as set forth in Section 4(a).
(i)    “Vested RSUs” shall mean those RSUs which have become vested pursuant to Section 3 or otherwise pursuant to the Plan or this Award Agreement.
(j)    “Vesting Dates” shall mean each of the vesting dates set forth in Section 4(a) hereof.
3.    Vesting.
(a)    Vesting – General. Subject to the Participant’s continued Services with the Company and its Affiliates through each applicable Vesting Date, each Tranche shall vest on the applicable Vesting Date as set forth in Section 4(a) hereof.
(b)    Vesting – Qualifying Event. Upon the occurrence of a Qualifying Event prior to the final Vesting Date, the Participant shall vest in the Tranche that would otherwise have vested on the next Vesting Date following the Qualifying Event had the Participant remained employed through such Vesting Date.
(c)    Vesting – Special Vesting Event. Upon the occurrence of a Special Vesting Event prior to the final Vesting Date (other than within the Change in Control Period), the Participant shall vest in the Tranche that would otherwise have vested on the next Vesting Date following the Special Vesting Event had the Participant remained employed through such Vesting Date.
(d)    Vesting – Terminations. Except as otherwise set forth in Sections 3(b), 3(c) or 5, in the event the Participant’s Services with the Company and its Affiliates are terminated for any reason, the portion of the Award that has not yet vested pursuant to Sections 3(a), 3(b), 3(c) or 5 hereof (or otherwise pursuant to the Plan) shall be cancelled immediately and the Participant shall automatically forfeit all rights with respect to such portion of the Award as of the date of such termination. For purposes of this provision, the effective date of termination of the Participant’s Services will be determined in accordance with Section 8(k) hereof.
4.    Vesting and Delivery Dates.
(a)    Delivery – General. The Company shall, on or within 30 days following a Vesting Date, deliver (or cause delivery to be made) to the Participant the Shares underlying the RSUs that vest and become Vested RSUs on such Vesting Date. The general vesting and delivery terms with respect to the RSUs are set forth in the table below.

Vesting Dates	Annual Vesting / Delivery	Cumulative Vesting / Delivery
December 15, 2023	25%	25%
December 15, 2024	25%	50%
December 15, 2025	25%	75%
December 15, 2026	25%	100%
(b)        Delivery – Qualifying Event. Upon the occurrence of a Qualifying Event, the Company shall, within 30 days following the date of such event, deliver (or cause delivery of) Shares to the Participant in respect of the RSUs that vest and become Vested RSUs on the date of the Qualifying Event pursuant to Section 3(b).
(c)        Delivery – Special Vesting Event. Upon the occurrence of a Special Vesting Event, the Company shall, within 30 days following the date of such event, deliver (or cause delivery of) Shares to the Participant in respect of the RSUs that vest and become Vested RSUs on the date of the Special Vesting Event pursuant to Section 3(c).
(d)    Transfer Restrictions for 25% of Vested RSUs. Following any delivery of Shares in respect of Vested RSUs in accordance with this Section 4, twenty-five percent (25%) of such Shares (calculated on an after-tax basis, determined after any withholding or sale of Shares to cover taxes thereon) must be retained by the Participant and shall not be transferable until the earliest to occur of (i) the date of the Participant’s termination of Services, (ii) the date of a Change in Control, or (iii) the date of a Qualifying Event.
(e)    Forfeiture; Clawback. Notwithstanding anything to the contrary herein, if at any time between a Vesting Date and the February 1 immediately following the Vesting Date, the Participant terminates his employment without Good Reason or the Company terminates the Participant’s employment for Cause, then the Participant shall repay to the Company (i) all Shares that were delivered to the Participant in respect of the Tranche that vested on such Vesting Date and that are still held by the Participant as of the employment termination date and (ii) on a pre-tax basis, the proceeds from the sale of any Shares that were delivered to the Participant in respect of the Tranche that vested on such Vesting Date and that the Participant sold (including in any sell-to-cover transaction) prior to the termination date, in each case within 30 days following such employment termination. Notwithstanding anything to the contrary herein, the Award and all Shares issued in respect thereof shall be subject to reduction, cancellation, forfeiture or recoupment to the extent necessary to comply with applicable law and/or the Company’s clawback and recoupment policies as in effect from time to time.
5.    Change in Control. Notwithstanding anything to the contrary herein, in the event the Participant’s Service is terminated by the Company without Cause or by the Participant for Good Reason, in each case, within a Change in Control Period, then 100% of the RSUs granted hereunder which then remain outstanding shall vest (to the extent not previously vested) upon the date of such termination of Service and the Shares underlying such Vested RSUs shall be delivered in accordance with Section 4(c), subject to any required delay pursuant to Section 17 of the Plan.
6.    Dividend Equivalent RSUs. With respect to any cash dividend paid by the Company with respect to Shares for which the record date occurs while the Award remains outstanding, on the payment date of such dividend the number of RSUs then underlying the Award shall be increased by a number of additional dividend equivalent RSUs equal to the quotient of (a) the product of (i) the dollar amount of the cash dividend paid per Share on such date, multiplied by (ii) the number of RSUs that remain outstanding and subject to the Award as of such date, divided by (b) the closing price of a Share on The Nasdaq Global Select Market on such date. Any such additional dividend equivalent RSUs shall be subject to the same terms and conditions, and shall become vested, and be settled or forfeited, in the same and at the same time, as the RSUs with respect to which they have been credited.
7.    Adjustments Upon Certain Events. The Administrator shall make certain substitutions or adjustments to any RSUs subject to this Award Agreement pursuant to Section 9 of the Plan.
8.    Nature of Grant. In accepting the grant, the Participant acknowledges, understands, and agrees that:
(a)     the grant of the RSUs is exceptional, voluntary and occasional and does not create any contractual or other right to receive future grants of RSUs, or benefits in lieu of RSUs, even if RSUs have been granted in the past;
(b)     all decisions with respect to future RSUs or other grants, if any, will be at the sole discretion of the Company;
(c)     the granting of the RSUs evidenced by this Award Agreement shall impose no obligation on the Company or any Affiliate to continue the Services of the Participant and shall not lessen or affect the Company’s or any of its Affiliate’s right to terminate the Services of such Participant;

(d)     the RSUs and the Shares subject to the RSUs, and the income from and value of same, are not intended to replace any pension rights or compensation;
(e)    the RSUs and the Shares subject to the RSUs, and the income from and value of same, are not part of normal or expected compensation for purposes of calculating any severance, resignation, termination, redundancy, dismissal, end-of-service payments, holiday pay, bonuses, long-service awards, pension or retirement or welfare benefits or similar payments;
(f)    the RSUs should in no event be considered as compensation for, or relating in any way to, past services for the Company, the Employer (as defined in Section 15 of this Award Agreement) or any Affiliate or predecessor;
(g)    unless otherwise agreed with the Company, the RSUs and the Shares subject to the RSUs, and the income from and value of same, are not granted as consideration for, or in connection with, the Services Participant may provide as a director of an Affiliate;

(h)    the future value of the underlying Shares is unknown, indeterminable and cannot be predicted with certainty;
(i)    in the event of termination of the Participant’s Services for any reason, except as set forth in Sections 3 and 5 (whether or not later to be found invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of the Participant’s employment agreement, if any), unless otherwise determined by the Company, the Participant’s right to vest in the RSUs, if any, will terminate effective as of the date that the Participant is no longer actively providing Services and will not be extended by any notice period (e.g., active Services would not include any contractual notice period or any period of “garden leave” or similar period mandated under employment laws in the jurisdiction where the Participant is employed, or the terms of the Participant’s employment agreement, if any); the Administrator shall have the exclusive discretion to determine when the Participant is no longer actively providing Services for purposes of the RSUs grant (including whether the Participant may still be considered to be providing Services while on an approved leave of absence); and
(j)     in addition to the provisions above in this Section 8, the following provisions apply if the Participant is providing Services outside the United States:
(i)     no claim or entitlement to compensation or damages shall arise from forfeiture of the RSUs resulting from termination of the Participant’s Services as set forth in Section 3(d), 4(c), 4(d) or 5 above for any reason (whether or not later found to be invalid or in breach of employment laws in the jurisdiction where the Participant is employed or the terms of the Participant’s employment agreement, if any), and in consideration of the grant of the RSUs, the Participant agrees not to institute any claim against the Company or any Affiliate;
(ii)     the RSUs and the Shares subject to the RSUs are not part of normal or expected compensation or salary for any purpose; and
(iii)     neither the Company nor any Affiliate shall be liable for any foreign exchange rate fluctuation between the Participant’s local currency and the United States Dollar that may affect the value of the RSUs or of any amounts due to the Participant pursuant to the settlement of the RSUs or the subsequent sale of any Shares acquired upon settlement.
9.    No Advice Regarding Grant. The Company is not providing any tax, legal or financial advice, nor is the Company making any recommendations regarding the Participant’s receipt of the Award, or the Participant’s acquisition or sale of the underlying Shares. The Participant should consult with his own personal tax, legal and financial advisors regarding his receipt of the Award.
10.    Data Privacy Information and Consent. The Company is located at 1001 Pennsylvania Avenue, NW, Washington, DC 20004 U.S.A. and grants employees of the Company and its Affiliates RSUs, at the Company’s sole discretion. If the Participant would like to participate in the Award, please review the following information about the Company’s data processing practices and declare the Participant’s consent.
(a)    Data Collection and Usage: The Company collects, processes and uses personal data of Participants, including name, home address and telephone number, date of birth, social insurance number or other identification number, salary, citizenship, job title, any Shares or directorships held in the Company, and details of all RSUs, canceled, vested, or outstanding in the Participant’s favor, which the

Company receives from the Participant or the Employer. If the Company offers the Participant a grant of RSUs, then the Company will collect the Participant’s personal data for purposes of allocating Shares and implementing, administering and managing the grant. The Company’s legal basis for the processing of the Participant’s personal data would be his or her consent.
(b)    Stock Plan Administration Service Providers: The Company transfers participant data to Morgan Stanley, an independent service provider based in the United States, which assists the Company with the implementation, administration and management of the Award. In the future, the Company may select a different service provider and share the Participant’s data with another company that serves in a similar manner. The Company’s service provider will open an account for the Participant to receive and trade Shares. The Participant will be asked to agree on separate terms and data processing practices with the service provider, which is a condition to the Participant’s ability to participate in the Award.
(c)    International Data Transfers: The Company and its service providers are based in the United States. If the Participant is outside the United States, the Participant should note that his or her country has enacted data privacy laws that are different from the United States. The Company’s legal basis for the transfer of the Participant’s personal data is his or her consent.
(d)    Data Retention: The Company will use the Participant’s personal data only as long as is necessary to implement, administer and manage the Participant’s participation in the Award or as required to comply with legal or regulatory obligations, including under tax and security laws.
(e)    Voluntariness and Consequences of Consent Denial or Withdrawal: The Participant’s participation in the Award and the Participant’s grant of consent is purely voluntary. The Participant may deny or withdraw his or her consent at any time. If the Participant does not consent, or if the Participant withdraws his or her consent, the Participant cannot participate in the Award. This would not affect the Participant’s salary as an employee or his or her career; the Participant would merely forfeit the opportunities associated with the Award.
(f)    Data Subject Rights: The Participant has a number of rights under data privacy laws in his or her country. Depending on where the Participant is based, the Participant’s rights may include the right to (i) request access or copies of personal data of the Company processes, (ii) rectification of incorrect data, (iii) deletion of data, (iv) restrictions on processing, (v) portability of data, (vi) lodge complaints with competent authorities in the Participant’s country, and/or (vii) a list with the names and address of any potential recipients of the Participant’s data. To receive clarification regarding the Participant’s rights or to exercise the Participant’s rights please contact the Company at The Carlyle Group Inc., 1001 Pennsylvania Avenue, NW, Washington, DC 20004 U.S.A., Attention: Equity Management.
If the Participant agrees with the data processing practices as described in this notice, please declare the Participant’s consent by clicking the “Accept Award” button on the Morgan Stanley award acceptance page or signing below.
11.    No Rights of a Holder of Shares. Except as otherwise provided herein, the Participant shall not have any rights as a holder of Shares until such Shares have been issued or transferred to the Participant.

12.    Restrictions. Any Shares issued or transferred to the Participant or to the Participant’s beneficiary pursuant to Section 4 of this Award Agreement (including, without limitation, following the Participant’s death or Disability) shall be subject to such stop transfer orders and other restrictions as the Administrator may deem advisable under the Plan or the rules, regulations, and other requirements of the SEC, any stock exchange upon which such Shares are listed and any applicable U.S. or non-U.S. federal, state or local laws, and the Administrator may cause a notation or notations to be put entered into the books and records of the Company to make appropriate reference to such restrictions. Without limiting the generality of the forgoing, a Participant’s ability to sell or transfer the Shares shall be subject to such trading policies or limitations as the Administrator may, in its sole discretion, impose from time to time on current or former senior professionals, employees, consultants, directors, members, partners or other service providers of the Company or of any of its Affiliates.
13.    Transferability. Unless otherwise determined or approved by the Administrator, no RSUs may be assigned, alienated, pledged, attached, sold or otherwise transferred or encumbered by the Participant other than by will or by the laws of descent and distribution, and any purported assignment, alienation, pledge, attachment, sale, transfer or encumbrance not permitted by this Section 13 shall be void and unenforceable against the Company or any Affiliate.
14.    Notices. All notices, requests, claims, demands and other communications hereunder shall be in writing and shall be given (and shall be deemed to have been duly given upon receipt) by delivery in person, by courier service, or by registered or certified mail (postage prepaid, return receipt requested) to the respective parties at the following addresses (or at such other address for a party as shall be specified in a notice given in accordance with this Section 14):
(a) If to the Company, to:
The Carlyle Group Inc.
1001 Pennsylvania Avenue, NW
Washington, DC 20004
Attention: General Counsel

(b) If to the Participant, to the address appearing in the personnel records of the Company or any Affiliate.
15.    Withholding. The Participant acknowledges that he or she may be required to pay to the Company or, if different, an Affiliate that employs the Participant (the “Employer”), and that the Company, the Employer, or any Affiliate shall have the right and are hereby authorized to withhold from any compensation or other amount owing to the Participant, applicable income tax, social insurance, payroll tax, fringe benefits tax, payment on account or other tax-related items (including taxes that are imposed on the Company or the Employer as a result of the Participant’s participation in the Award but are deemed by the Company or the Employer to be an appropriate charge to the Participant) (collectively, “Tax-Related Items”), with respect to any issuance, transfer, or other taxable event under this Award Agreement or under the Plan and to take such action as may be necessary in the opinion of the Company to satisfy all obligations for the payment of such Tax-Related Items. The Participant further acknowledges that the Company and/or the Employer (i) make no representations or undertakings regarding the treatment of any Tax-Related Items in connection with any aspect of the RSUs, including, but not limited to the grant or vesting of the RSUs and the subsequent sale of Shares acquired upon settlement of the Vested RSUs; and (ii) do not commit to and are under no obligation to structure the terms of the grant or any aspect of the RSUs to reduce or eliminate the Participant’s liability for Tax-Related Items or achieve a particular tax result. Further, if the

Participant is subject to Tax-Related Items in more than one jurisdiction, the Participant acknowledges that the Company and/or the Employer (or former employer, as applicable) may be required to withhold or account for Tax-Related Items in more than one jurisdiction. Without limiting the foregoing, the Administrator may, from time to time, permit the Participant to make arrangements prior to any Vesting Date described herein to pay the applicable Tax-Related Items in a manner prescribed by the Administrator prior to the applicable Vesting Date; provided that, unless otherwise determined by the Administrator, any such payment or estimate must be received by the Company prior to an applicable Vesting Date. Additionally, the Participant authorizes the Company and/or the Employer to satisfy the obligations with regard to all Tax-Related Items by withholding from proceeds of the sale of Shares acquired upon settlement of the Vested RSUs either through a voluntary sale or through a mandatory sale arranged by the Company (on the Participant’s behalf pursuant to this authorization). Depending on the withholding method, the Company and/or the Employer may withhold or account for the Tax-Related Items by considering minimum statutory withholding amounts or other applicable withholding rates in the Participant’s jurisdiction(s), including maximum applicable rates. In the event of overwithholding, the Participant may receive a refund of any over-withheld amount in cash through the Employer’s normal payroll process (with no entitlement to the equivalent in Shares), or if not refunded, the Participant may seek a refund from the applicable tax authorities. In the event of under-withholding, the Participant may be required to pay additional Tax-Related Items directly to the applicable tax authorities or to the Company and/or the Employer. The Participant acknowledges that, regardless of any action taken by the Company, the Employer, or any Affiliate the ultimate liability for all Tax-Related Items, is and remains the Participant’s responsibility and may exceed the amount, if any, actually withheld by the Company or the Employer. The Company may refuse to issue or deliver the Shares or the proceeds from the sale of Shares, if the Participant fails to comply with his or her obligations in connection with the Tax-Related Items.
16.    Choice of Law; Venue. Section 15 (Governing Law) and Section 17 (Arbitration) of the Employment Agreement are hereby incorporated by reference herein mutatis mutandis and shall apply to this Award Agreement as if set forth herein.
17.    Reserved.
18.    Award Terms. By entering into this Award Agreement, the Participant agrees and acknowledges that the Participant has received and read a copy of the Plan. This Award is not granted pursuant to the Plan, but shall be subject to the terms of the Plan (other than Section 3), as if granted thereunder. In the event of a conflict between any term or provision contained herein and a term or provision of the Plan, the applicable terms and provisions of this Award Agreement will govern and prevail.
19.    Entire Agreement. This Award Agreement, together with the provisions from the Employment Agreement expressly incorporated herein, contains the entire understanding between the parties with respect to the RSUs granted hereunder, and hereby replaces and supersedes any prior communication and arrangements between the Participant and the Company or any of its Affiliates with respect to the matters set forth herein and any other pre-existing economic or other arrangements between the Participant and the Company or any of its Affiliates, unless otherwise explicitly provided for in any other agreement that the Participant has entered into with the Company or any of its Affiliates.
20.    Modifications. Notwithstanding any provision of this Award Agreement to the contrary, the Company reserves the right to modify the terms and conditions of this Award Agreement, including, without limitation, the timing or circumstances of the issuance or transfer of Shares to the Participant hereunder, to the extent such modification is determined by the

Company to be necessary to comply with applicable law or preserve the intended deferral of income recognition with respect to the RSUs until the issuance or transfer of Shares hereunder.
21.    Signature in Counterparts; Electronic Acceptance. This Award Agreement may be signed in counterparts, each of which shall be an original, with the same effect as if the signatures thereto and hereto were upon the same instrument. Alternatively, this Award Agreement may be granted to and accepted by the Participant electronically.
22.    Electronic Delivery. The Company may, in its sole discretion, decide to deliver any documents related to current or future participation in the Award by electronic means. The Participant hereby consents to receive such documents by electronic delivery and agrees to participate in the Award through an on-line or electronic system established and maintained by the Company or a third party designated by the Company.
23.    Compliance with Law. Notwithstanding any other provision of this Award Agreement, unless there is an available exemption from any registration, qualification or other legal requirement applicable to the Shares, the Company shall not be required to deliver any Shares issuable upon settlement of the RSUs prior to the completion of any registration or qualification of the Shares under any local, state, federal or foreign securities or exchange control law or under rulings or regulations of the SEC or of any other governmental regulatory body, or prior to obtaining any approval or other clearance from any local, state, federal or foreign governmental agency, which registration, qualification or approval the Company shall, in its absolute discretion, deem necessary or advisable. The Participant understands that the Company is under no obligation to register or qualify the Shares with the SEC or any state or foreign securities commission or to seek approval or clearance from any governmental authority for the issuance or sale of the Shares. Further, the Participant agrees that the Company shall have unilateral authority to amend the Award and the Award Agreement without the Participant’s consent to the extent necessary to comply with securities or other laws applicable to issuance of Shares.
24.    Language. The Participant acknowledges that he or she is sufficiently proficient in English, or has consulted with an advisor who is sufficiently proficient in English, so as to allow the Participant to understand the terms and conditions of this Award Agreement. Furthermore, if the Participant has received this Award Agreement or any other document related to the Plan translated into a language other than English and if the meaning of the translated version is different than the English version, the English version will control.
25.    Severability. The provisions of this Award Agreement are severable and if any one or more provisions are determined to be illegal or otherwise unenforceable, in whole or in part, the remaining provisions shall nevertheless be binding and enforceable.
26.    Imposition of Other Requirements. The Company reserves the right to impose other requirements on the Participant’s participation in the Award, on the RSUs and on any Shares acquired under the Award, to the extent the Company determines it is necessary or advisable for legal or administrative reasons, and to require the Participant to sign any additional agreements or undertakings that may be necessary to accomplish the foregoing.
27.    Waiver. The Participant acknowledges that a waiver by the Company of breach of any provision of this Award Agreement shall not operate or be construed as a waiver of any other provision of this Award Agreement, or of any subsequent breach by the Participant or any other participant.
28.    Insider Trading Restrictions/Market Abuse Laws. The Participant acknowledges that, depending on his or her country of residence, or broker’s country of residence, or where the

Shares are listed, Participant may be subject to insider trading restrictions and/or market abuse laws, which may affect the Participant’s ability to directly or indirectly, accept, acquire, sell, or attempt to sell or otherwise dispose of Shares or rights to Shares (e.g., RSUs) under the Award during such times as Participant is considered to have “inside information” regarding the Company (as defined by the laws or regulations in applicable jurisdictions or Participant’s country).  Local insider trading laws and regulations may prohibit the cancellation or amendment of orders placed by the Participant before possessing inside information. Furthermore, the Participant understands that he or she may be prohibited from (i) disclosing the inside information to any third party, including fellow employees (other than on a “need to know” basis) and (ii) “tipping” third parties or causing them to otherwise buy or sell securities. Any restrictions under these laws or regulations are separate from and in addition to any restrictions that may be imposed under any applicable Company insider trading policy.  The Participant acknowledges that it is his or her responsibility to comply with any applicable restrictions, and the Participant should speak to his or her personal advisor on this matter.
30.    Foreign Asset/Account Reporting. The Participant’s country of residence may have certain foreign asset and/or account reporting requirements which may affect his or her ability to acquire or hold RSUs or cash received from participating in the Award (including sales proceeds arising from the sale of Shares) in a brokerage or bank account outside the Participant’s country. The Participant may be required to report such amounts, assets or transactions to the tax or other authorities in his or her country. The Participant also may be required to repatriate sale proceeds or other funds received as a result of participation in the Award to the Participant’s country through a designated broker or bank within a certain time after receipt. The Participant is responsible for ensuring compliance with such regulations and should speak with his or her personal legal advisor regarding this matter.
[Signature Page Follows]

IN WITNESS WHEREOF, the parties hereto have executed this Award Agreement.
THE CARLYLE GROUP INC.

By: ____________________________________
Name:
Title:

Participant

By: ____________________________________
Name:

[Signature Page to RSU Award Agreement]